Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in millions)

Earnings as defined for fixed charges calculation
Add:
Pre-tax income from continuing operations(a)	$1,080	$1,065	$1,014	$890	$980
Fixed charges	412	402	329	502	1,159
Distributed income of equity investees	—	—	—	215	473
Deduct:
Preference security dividend requirements of consolidated subsidiaries	—	—	—	7	27
Interest capitalized(b)	65	46	22	18	23

Total earnings (as defined for the Fixed Charges calculation)	$1,427	$1,421	$1,321	$1,582	$2,562

Fixed charges:
Interest on debt, including capitalized portions	$395	$376	$314	$481	$1,096
Estimate of interest within rental expense	17	26	15	14	36
Preference security dividend requirements of consolidated subsidiaries	—	—	—	7	27

Total fixed charges	$412	$402	$329	$502	$1,159

Ratio of earnings to fixed charges	3.5	3.5	4.0	3.2	2.2

(a)	Excludes net income (loss) attributable to noncontrolling interests and income or loss from equity investees.
(b)	Excludes equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Consolidated Statements of Operations.